Form 51-102F3
Material Change Report

Item 1:	Name and Address of Company

GLG Life Tech Corporation (“GLG” or the “Company”) 536 World Trade Centre 999 Canada Place Vancouver, B.C. V6C 3E2

Item 2:	Date of Material Change

February 23, 2011

Item 3:	News Release

The news release was issued at Vancouver, British Columbia on February 23, 2011, disseminated via Globe Newswire and filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced the closing of its previously announced public offering (the “Offering”) of 5,290,000 units (“Units”) (inclusive of 690,000 Units issued pursuant to the exercise in full of the over-allotment option), on a bought deal basis, at a price of $11.00 per Unit for total gross proceeds of $58,190,000.  The Offering was conducted through a syndicate of underwriters co-led by Canaccord Genuity Corp. and GMP Securities L.P. and including Scotia Capital Inc., Desjardins Securities Inc. and Wellington West Capital Markets Inc. (collectively, the “Underwriters”).

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

The Company announced the closing of its previously announced public offering (the “Offering”) of 5,290,000 units (“Units”) (inclusive of 690,000 Units issued pursuant to the exercise in full of the over-allotment option), on a bought deal basis, at a price of $11.00 per Unit for total gross proceeds of $58,190,000.  The Offering was conducted through a syndicate of underwriters co-led by Canaccord Genuity Corp. and GMP Securities L.P. and including Scotia Capital Inc., Desjardins Securities Inc. and Wellington West Capital Markets Inc. (collectively, the “Underwriters”).
The Company plans to use the net proceeds from the Offering to advance its ANOCTM joint venture, including marketing and administration costs and for working capital and other general corporate purposes.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8:	Executive Officer

	Name of Executive Officer:	Brian Meadows, Chief Financial Officer

	Telephone Number:	(604) 641-1368

Item 9:	Date of Report

February 28, 2011

Forward-looking statements: Certain statements in this material change report constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to the expected use of proceeds of the Offering.

Generally, these forward-looking statements or information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  With respect to forward-looking statements and information included in this material change report, we have made numerous assumptions. While we consider these assumptions to be reasonable, the assumptions are inherently subject to significant business, economic, competitive and social uncertainties and contingencies.  However, there are also known and unknown risk factors which could cause our actual results to be materially different from any future results implied by the forward-looking statements and forward-looking information.  Known factors include, among others, the following: operational risks; the effects of general economic conditions; changing foreign exchange rates; actions by government and other regulatory authorities; uncertainties associated with legal proceedings and negotiations; availability of raw materials; industry supply levels; and competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities and other risks and uncertainties, including those described under risk factors in the Company’s current Annual Information Form and management discussion and analysis. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made.  The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.